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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                     FORM 11-K


__x__   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

        For the fiscal year ended December 31, 1996

                             OR

_____   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from ____________ to _______________


                         Commission file number 001-09378


                           ServiceMaster LP Master Trust


                         ServiceMaster Limited Partnership
                               One ServiceMaster Way
                           Downers Grove, Illinois 60515





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




                                    SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and Plan administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                           SERVICEMASTER LP MASTER TRUST



        By:     /s/Laine E. Malmquist
           ----------------------------------------------
               Laine E. Malmquist,
               Vice President & Manager General Accounting



        By:    /s/ Deborah A. O'Connor
            ---------------------------------------------
               Deborah A. O'Connor,
               Administrative Committee Member



        By:    /s/Barbara Schram
             --------------------------------------------
               Barbara Schram, Plan Manager











Date:   March 27, 1997

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the ServiceMaster LP Profit Sharing, Savings and Retirement Plans and the Trustee of the ServiceMaster LP Master Trust:

        We have audited the accompanying statements of net assets available for Plan benefits of the ServiceMaster LP Master Trust as of December 31, 1996 and 1995, and the related statements of changes in net assets available for Plan benefits for each of the three years in the period ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plans' Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Master Trust as of December 31, 1996 and 1995, and the changes in its net assets available for Plan benefits, for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP




Chicago, Illinois,
March 27, 1997

                           SERVICEMASTER LP MASTER TRUST

                                 FEIN: #36-3497008

                        FINANCIAL STATEMENTS AND SCHEDULES

                         AS OF DECEMBER 31, 1996 AND 1995

                                     I N D E X
                                     ---------



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 1996 AND 1995

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTES TO FINANCIAL STATEMENTS

SCHEDULE A - ITEM 27d - SCHEDULE OF 5% REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1996

SCHEDULE B - ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 1996


                           SERVICEMASTER LP MASTER TRUST
                                 FEIN: #36-3497008
                        STATEMENTS OF NET ASSETS AVAILABLE
                                 FOR PLAN BENEFITS


                                                       As of December 31,
                                                     1996             1995
                                                     ----             ----
ASSETS:
   Investments:
     Money market fund......................  $    1,725,601    $      167,027
     ServiceMaster Limited Partnership
       Shares, at market....................      70,751,462        56,145,361
     Liberty Life Group Pension Contract,
       at market............................      99,582,772        88,580,287
     Loans to participants..................       4,358,806          -
                                                 -----------       -----------

     Total Investments......................     176,418,641       144,892,675

   Receivables:
     Due from employer......................       2,709,317         2,534,338
     Participant contributions..............         337,449           162,801
     Other..................................         258,254             5,415
                                                 -----------       -----------

     Total Assets...........................     179,723,661       147,595,229
                                                ------------       -----------

LIABILITIES:
   Accounts payable.........................         201,669           252,832
   Refundable employee contributions........            -              785,622
                                                ------------       -----------

   Total Liabilities........................         201,669         1,038,454
                                              --------------    --------------

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS........................  $ 179,521,992     $  146,556,775
                                              ==============    ==============




                  The accompanying Notes to Financial Statements
                    are an integral part of these statements.






                           SERVICEMASTER LP MASTER TRUST
                                 FEIN: #36-3497008
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                 Years Ended December 31,
                                             -----------------------------------
                                                1996         1995        1994
                                                ----         ----        ----
Additions:
   Contributions:
     Participant...................... $  8,201,701  $  6,994,834  $  8,464,954
     Employer.........................    3,003,006     2,513,522     2,955,116
   Loan interest......................       79,222         -             -
   Loan fees..........................       12,775         -             -
   Interest income....................       95,082       108,580        64,276
   ServiceMaster share distributions..    1,816,487     1,668,424     1,703,467
   Liberty Life Contract income.......    4,212,320     4,360,287     3,560,393
   Realized/unrealized gains (losses)
     on investments...................   30,203,547    23,713,262   (13,072,194)
                                        -----------    ----------   ------------
Total Additions.......................   47,624,140    39,358,909     3,676,012
                                        -----------    ----------   -----------

Deductions:
   Equity applicable to
     former participants..............   13,755,216    17,850,022    10,906,520
   Provision for income taxes.........      470,000       442,609       551,527
   Administrative/investment expenses.      433,707       398,123       375,733
                                        -----------    ----------    ----------
Total Deductions......................   14,658,923    18,690,754    11,833,780
                                        -----------    ----------    ----------

Net increase (decrease)................  32,965,217    20,668,155    (8,157,768)

Net assets available for Plan benefits:
   Beginning of year................... 146,556,775   125,888,620   134,046,388
                                       ------------  ------------  ------------
   End of year.........................$179,521,992  $146,556,775  $125,888,620
                                       ============  ============  ============




                  The accompanying Notes to Financial Statements
                        are an integral part of these statements.

                           SERVICEMASTER LP MASTER TRUST
                                 FEIN: #36-3497008
                           NOTES TO FINANCIAL STATEMENTS


1.    Master Trust

      Effective  January 1, 1994,  the  account  balances  of the  ServiceMaster
Limited Partnership ("ServiceMaster" or the "Company") service partner plans were transferred to newly established plans. All of the plans contain identical provisions. The financial statements of the Trust include all of the assets of the following plans, collectively referred to as "the Plan."

      1. Service Partners Education Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners East Company Profit Sharing, Savings and Retirement Plan)

      2. Service Partners Aviation Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners West Company Profit Sharing, Savings and Retirement Plan)

      3. Service Partners Health Care Company Profit Sharing, Savings and Retirement Plan (formerly Service Partners Mid-America Profit Sharing, Savings and Retirement Plan)

      4. Service Partners Long Term Care Company Profit Sharing,
         Savings and Retirement Plan (formerly Service Partners Southeast Company Profit Sharing, Savings and Retirement Plan)

      5. Service Partners Food Service Company Profit
         Sharing, Savings and Retirement Plan

      6. Service Partners ICMS Company Profit Sharing,
         Savings and Retirement Plan

      7. Service Partner Diversified Health Services Company Profit Sharing, Savings and Retirement Plan

      8. ServiceMaster Profit Sharing, Savings and Retirement Plan


2.    Summary of Significant Accounting Policies

      Asset Valuation - The investments of the Plan are valued in the financial statements at their respective year-end market values.

      Basis of Accounting - The transactions of the Plan are accounted for on the accrual basis.

      Expenses of the Plan - Certain administrative expenses of the Plan (including investment management fees and other plan expenses) were paid from the Plan assets.

      Income Taxes - The Plan is required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership shares.

      Participating Employers - Employers participating in the Plan are various subsidiaries and affiliates of ServiceMaster.


3.    The Plan

      Purpose - The purpose of the Plan is to emphasize ownership and provide opportunity as presented below:

         (a) to stimulate interest, ownership and committed participation in building the service foundation of the Company;

         (b) to share with Plan participants the economic benefits produced by their efforts;

         (c)  to assist in providing Plan participants with retirement benefits.

      Participation - The Plan was established as of January 1, 1976. As of December 31, 1996, there were 4,104 participants in the Plan.

      All employees (other than employees covered by a collective bargaining agreement which does not provide for Plan participation or whose compensation is regulated under the Register of Wage Determinations maintained by the United States Department of Labor Standards Administration) of a participating employer which has adopted the Plan who have completed one year of service (defined as at least 1,000 hours of employment during the first 12 months of employment or any plan year thereafter), attained age 18 years and elected to make contributions to the Plan are eligible to participate in the Plan.

      Participant Contributions - Participants may elect to contribute a minimum of 1% of pay and up to 15% of pay. Pretax contributions (basic contributions) up to the first 4% of pay (or $1,000, whichever is greater) are eligible for an employer matching contribution.

      Employer Contributions - The Company contribution will continue to be discretionary. The amount of contribution from profits will be determined each year by the Board of Directors after a review of the overall financial performance of ServiceMaster and its key business units. The employer's discretionary profit sharing contribution was $3,003,006, $2,513,522 and $2,955,116 for 1996, 1995 and 1994, respectively.

      Vesting Policy and Payment of Benefits - Upon termination of employment and after completion of seven years of service or in the event of disability or death, the participant or his beneficiary is entitled to receive the full amount allocated to his account. If a participant's employment is terminated prior to the completion of seven years of service for any reason, other than death or disability, they will receive, in addition to the balance of their participant contribution accounts, including any rollovers or tax deductible voluntary contributions, that portion of the employer contribution account equal to 20% after the completion of three years of service and 20% for each additional full year of service (as defined in the Plan document), up to 100% after seven years of service.

      Benefits are distributed to participants in cash (in a lump sum or periodic payments) or ServiceMaster partnership shares, as provided by the Plan.

      Allocation of Employer Contributions - Employer profit sharing contributions are allocated to each participant on the basis of their basic contributions, that is pretax contributions up to the first 4% of pay (or $1,000 which ever is greater).

      Forfeitures - Forfeitures represent amounts forfeited by participants upon termination and are allocable to eligible participants in the same manner as employer profit sharing contributions.

      Participant Loans - In 1996, the Plan was amended to include a loan program available to all participants who are not former employees. Each loan is secured by the participant's vested account balance and must be greater than $500 but may not exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms may not exceed a period of five years.

      Amendment or Termination - The Plan may be amended or discontinued by the Company (with respect to all participating employers) or by a participating employer (with respect to its eligible employees) at any time. If the Plan is discontinued, participants with respect to whom the Plan is terminated become fully vested in their allocated account balances.

4.    Plan Assets

      The Plan invests in ServiceMaster Limited Partnership shares. As of December 31, 1996 and 1995, the Plan was holding 2,708,190 and 2,784,068 shares, respectively. The year-end share price as of December 31, 1996 and 1995 was $26.13 and $20.17, respectively. The number of shares and share price as of December 31, 1995 reflect the three-for-two share split in June 1996.

      The Plan also invests in a Group Contract at Liberty Life Assurance Company. As of December 31, 1996 and 1995, the market value of assets in this contract consisted of ServiceMaster Limited Partnership shares ($65,051,250 and $50,215,000 in 1996 and 1995, respectively) and fixed income investments managed by the Wellington Management Company ($34,531,522 and $38,365,287 in 1996 and 1995, respectively).


5.    Federal Income Taxes

      Tax Status of the Plan - One of the Plans obtained its latest determination letter on August 4, 1995, in which the Internal Revenue Service (the "IRS") stated that the Plan, as written, was in compliance with the requirements of the Internal Revenue Code (the "Code"). This Plan has been amended since August 4, 1995. The Plans have filed a request for a determination letter with the IRS. The Plan administrator believes that the Plans are currently designed and being operated in compliance with the requirements of the Code and that the trust is tax-exempt as of the financial statement dates.

Although the Plan is a tax-exempt entity, it is required to pay federal income taxes related to its share of taxable income from its direct holding of ServiceMaster Limited Partnership Shares.

      Tax Status of Each Participant - Participant contributions made on or after April 1, 1988 are deductible for federal income tax purposes when made to the Plan. Participants will be subject to tax on the participant contributions, employer contributions and income credited to their plan accounts when an actual distribution from the Plan is received. However, participant contributions made prior to April 1, 1988 were not deductible for federal income tax purposes when made to the Plan. Therefore, participants will be subject to tax only on the employer contributions and income related to pre-April 1, 1988 participant contributions upon distribution from the Plan.

6.    Reconciliation of Financial Statements to Form 5500

      The Form 5500 requires that net assets available for benefits exclude amounts allocated to withdrawing participants. (These are participants that have benefit claims which have not been paid, but have been processed and approved for payment prior to year-end).


      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                    December 31,
                                         ----------------------------------
                                         1996           1995           1994
                                         ----           ----           ----
Net assets available for benefits
  per the financial statements....   $179,521,992   $146,556,775   $125,888,620

Amounts allocated to
  withdrawing participants........     (2,141,506)    (3,155,616)    (5,357,049)
                                      -----------    -----------    -----------

Net assets available for benefits
  per the Form 5500...............   $177,380,486   $143,401,159   $120,531,571
                                     ============   ============   ============


Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date, are recorded as benefits paid for that year on the Form 5500.



The  following is a  reconciliation  of benefits  paid to  participants  per the financial statements to the Form 5500:
                                                Year Ended December 31,
                                         ---------------------------------------
                                               1996         1995         1994
                                               ----         ----         ----
Benefits paid to participants per
  the financial statements............ $ 13,755,216   $ 17,850,022  $10,906,520

Add:  Amounts allocated to withdrawing
  participants in current year........    2,141,506      3,155,616    5,357,049

Less:  Amounts allocated to withdrawing
  participants from prior year........   (3,155,616)    (5,357,049)  (1,796,299)
                                       -------------  ------------- ------------

Benefits paid to participants per
  the Form 5500....................... $ 12,741,106   $  15,648,589 $ 14,467,270
                                       ============   ============= ============




                           SERVICEMASTER LP MASTER TRUST
                        SCHEDULE A-REPORTABLE TRANSACTIONS
                 ITEM 27d - Schedule of 5% Reportable Transactions
                                 FEIN: #36-3497008
                       FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                           Current
                                                                           Value of
                                                                           Asset on
                        No. of      Purchase     Sales                    Transaction     Gain
                     Transactions    Price      Proceeds       Cost          Date        (Loss)
                     ------------   --------    --------    ----------    -----------    ------
Money market fund -
EB STIF Fund
      Purchases....     107       $19,903,333       --      $19,903,333   $19,903,333      --
      Sales........      53            --      $18,344,759  $18,344,759   $18,344,759      --




                           SERVICEMASTER LP MASTER TRUST
                  SCHEDULE B-ASSETS HELD FOR INVESTMENT PURPOSES
               ITEM 27a - Schedule of Assets for Investment Purposes
                                 FEIN: #36-3497008
                              AS OF DECEMBER 31, 1996




                                      COST OR                      MARKET
        DESCRIPTION                  BOOK VALUE                    VALUE
        -----------                  ----------                    -----
Money market fund -
  EB STIF Fund...............$       1,725,601             $       1,725,601

ServiceMaster Limited
  Partnership shares(a)
  (2,708,190)................       20,733,357                    70,751,462

Liberty Life Group
  Pension Contract(b)........       53,264,470                    99,582,772

Loans to participants........        4,358,806                     4,358,806
                              ----------------                 -------------

TOTAL INVESTMENTS.............  $   80,082,234                 $ 176,418,641
                                ==============                 =============


(a) Represents a party-in-interest.

(b)  Contract  assets as of December  31,  1996  include  ServiceMaster  Limited
Partnership shares (cost of $29,786,133 and market value of $65,051,250) and fixed income investments managed by the Wellington Management Company (cost of $23,478,337 and market value of $34,531,522).

                             14

                     CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants we hereby consent to the incorporation by reference of our report, dated March 27, 1997, appearing in the ServiceMaster LP Master Trust Annual Report on Form 11-K for the year ended December 31, 1996, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.

ARTHUR ANDERSEN LLP




Chicago, Illinois,
March 27, 1997



                                 15